SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Full Year and 4th Quarter 2020 Earnings Presentation.

MARCH 5TH, 2021 FULL YEAR & 4th QUARTER 2020 EARNINGS WEBCAST

IMPORTANT NOTICE Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. Unless otherwise indicated, the calculation of the main financial figures in U.S. dollars is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. From 1Q 2019 onwards, the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period.

MAIN 2020 HIGHLIGHTS (1) Number of people injured for each million hours worked. Critical activities continued with no interruptions, in spite of COVID-19, applying strict health and safety protocols. Reached lowest IFR(1) in our history. Positive net cash flow, despite profitability being negatively affected by the pandemic’s impact on demand and prices. Adjusted down investment activities to prioritize financial discipline, leading to a reduction in net debt. Successfully ran two market-friendly liability management exercises, significantly alleviating our short-term financing needs. Embarked in a company-wide cost cutting plan aiming at achieving structural cost reductions and operational efficiencies. With demand showing signs of recovery, implemented periodic price increases at the pump since 3Q20 to stabilize prices in US$. As economic conditions became more favorable, gradually resumed drilling & completion activities in a more efficient way.

SAFETY OF OUR PEOPLE REMAINS A TOP PRIORITY

YPF

INJURY FREQUENCY RATE

Per million hours worked


1.04
0.92
0.75
0.60
0.51
0.44
0.20
2014
2015
2016
2017
2018
2019
2020

COVID-19 MEASURES

EMPLOYEES

Weekly COVID-19 Risk Committee including real time monitoring of cases.

Managed to keep all businesses running with minimum personnel. Over 90% of the personnel whose positions do not require face-to-face interactions are working remotely.

Strict health protocols in place for ground operations to prevent contagion among employees and contractors.

Necessary testing performed and 500,000 masks distributed in operational units for YPF employees.

COMMUNITIES

Supported hospitals and local municipalities in which we operate. Provided essential workers with protection and equipment to face the pandemic. Also granted special benefits for health-worker clients.

Y-TEC

Development of NEOKIT (molecular test to diagnose COVID in a simple and fast way). More than 1 million tests produced, distributed, commercialized and exported.

Production of 200,000 liters of Hydroalcoholic for donations and to be used in our operations.


YPF

4

WORKING TOWARDS THE ENERGY TRANSITION

YPF



SUSTAINABILITY RANKING

YPF voluntarily participates in the Corporate Sustainability Assessment designed for the Dow Jones Sustainability Index. In 2020, we improved our ranking to the 10th place in the Oil & Gas sector.

CO_2 EMISSIONS

Third consecutive year of absolute GHG emission reduction getting closer to our 0.34(1) goal for 2023.

Natural gas role as a transition fuel but also as a smart flexible partner for renewable's intermittency. We are committed to a cleaner O&G production by minimizing flaring, venting and methane leaks along our supply chain.

RENEWABLES AND ELECTRICITY

20% of the energy used in our operations came from renewable sources in 2020, already achieving our target for 2025.

YPF Luz – 75% stake – managed to reach COD of 411 MW despite the pandemic. It is our strategic arm for the energy transition, having an installed capacity of 2,237 MW(2), including 222 MW of wind farms, with another 231 MW (174 MW renewable) expected to be commissioned between 1Q21 and 2Q21.

(1) Tonnes of CO_2 equivalent per unit produced or processed. / (2) December 2020.

DOW JONES SUSTAINABILITY INDEX (3)

Rank in Oil & Gas Upstream & Integrated Industry


22
13
10
2018
2019
2020

(3) YPF is not part of the Dow Jones Sustainability Index. YPF was voluntary assessed by SAM.

INTENSITY OF DIRECT GHG EMISSIONS

TCO_2e/unit produced or processed


0.382
0.374
0.367
2018
2019
2020 (4)

(4) To be audited.

5

RAPIDLY REACTED TO THE EFFECTS OF THE PANDEMIC PRIORITIZING FINANCIAL DISCIPLINE REVENUES NET DEBT CAPEX COSTS BREAKDOWN(1) In Million of US$ In Million of US$ In Million of US$ In Million of US$ Purchases + stock variations OPEX Royalties + Taxes 3,447 13,749 9,376 257 3,521 -56% -32% 2,327 538 1,554 -488 9,972 7,438 2,270 -34% 981 +109% -25% 2,615 1,807 1,869 -29% (1) Calculated as operating costs + other expenses, but excluding other operating results, holding results, depreciation and amortization and unproductive exploratory drillings.

Normalized EBITDA = Adjusted EBITDA that +/- one-off items. Normalized EBITDA for 2019 excludes stand-by costs for US$37 million. Normalized EBITDA for 2020 excludes stand-by costs for US$203 million, charges related to the Voluntary Retirement Program for US$125 million, a US$130 million provision related to Decree No. 1053/2018, and US$118 million related to the Termination Fee of the Exmar contract. NORMALIZED EBITDA(1) In Million of US$ Norm. EBITDA 2020 (3) Norm. EBITDA 2019 (2) Adj. EBITDA 2020 Upstream Downstream Gas & Power Corporate & Eliminations Norm. EBITDA 2020 1,491 617 -12 -67 Y/Y change -39% -52% n.m. n.m. Prices Lifting cost Demand Prices Purchases Results not transferred to 3rd parties -44% Y/Y Royalties THE PANDEMIC TOOK A TOLL ON ALL OUR BUSINESS SEGMENTS Prices -60% Y/Y Production OPERATING INCOME In Millions of US$ Adj. EBITDA 2020 D&A and Other Op. Income 2020 Impairment -2,318

DEMAND AND PRICES CONTINUED IMPROVING BUT WERE OFFSET BY HIGHER OPEX AS WE RESUMED ACTIVITY

YPF

NORMALIZED EBITDA(1)

In Million of US$


548
-169
196
-40
-150
-30% Q/Q
-43% Y/Y
385
-201
-53% Q/Q
-72% Y/Y
183
Production
Lifting cost
Demand
Prices
Purchases
Prices
FLNG - Lower Op. Losses
Results not transferred to 3rd parties
Norm. EBITDA 3Q20 (2)
Upstream
Downstream
Gas & Power
Corporate & Eliminations
Norm. EBITDA 4Q20 (3)
1x Items
Adj. EBITDA 4Q20

	Upstream	Downstream	Gas & Power	Corporate & Eliminations
Norm. EBITDA 4Q20	291	252	-12	-146
Q/Q change	-37%	350%	n.m.	n.m.
Y/Y change	-38%	-47%	n.m.	n.m.

OPERATING INCOME

In Million of US$


183
-456
822
549
Adj. EBITDA 4Q20
D&A and Other
Reversal of impairment
Op. Income 4Q20

(1) Normalized EBITDA = Adjusted EBITDA that +/- one-off items.
(2) Normalized EBITDA for 3Q20 excludes stand-by costs for US$65 million, charges related to the Voluntary Retirement Program for US$85 million, and a US$6 million provision related to Decree No. 1053/2018.
(3) Normalized EBITDA for 4Q20 excludes stand-by costs for US$38 million, charges related to the Voluntary Retirement Program for US$40 million, a US$5 million provision related to Decree No. 1053/2018, and US$118 million related to the Termination Fee of the Exmar contract.

8

TOTAL PRODUCTION KBOE/D GRADUAL RESUMPTION IN ACTIVITY SHALL SET THE PATH FOR FUTURE RECOVERY IN UPSTREAM 2020: 467 (-9%) YPF O&G AVERAGE REALIZATION PRICES LIFTING COST US$/BOE 514 510 467 468 423 433 01 02 03 04 05 2020 production contracted as we reduced activity on deteriorated market conditions. 4Q20 output impacted by programmed maintenance activities on gas pipelines, and the temporary shut down of wells to connect new ones (interferences). Local prices partially affected by the collapse in Brent (Barril Criollo set a floor in the local market). Natural gas prices to improve on new Plan Gas 4. Operational efficiencies gained during the pandemic. Managed to reduced overall lifting costs. -19%

NET SHALE PRODUCTION KBOE/D SHALE USED AS A BUFFER TO FACE LOWER DEMAND WHILE EFFICIENTLY MITIGATING DECLINE IN CONVENTIONALS CORE OIL HUB NET SHALE OIL PRODUCTION KBBL/D 2020: 101 (+9% y/y) CONVENTIONAL PRODUCTION BY TYPE KBOE/D 2020: 306 (-12% y/y) MANANTIALES BEHR PRODUCTION – TERTIARY RESULTS KBBL/D 2020: 32 (+7% y/y) 2020: 22 (+8% y/y) Jan. 2021 4.5

ACTIVITY EVOLUTION NOC - Frac speed (stages/day) 2.9 4.7 6.0 n.m. 5.3 7.0 Conv. - Intervention Time (hours) (1) 67.7 77.5 73.5 65.7 61.9 57.0 # of equipment For pulling activities. 19 123 RESUMING UPSTREAM ACTIVITY IN A MORE EFFICIENT WAY 122 126 39 77 EVOLUTION OF DUC WELLS # of wells DUC WELLS ASSOCIATED NET PRODUCTION KBOE/D

LOW RESERVE REPLACEMENT ON LIQUIDITY CONSTRAINS BUT SUPPORTED BY SHALE DEVELOPMENTS EVOLUTION OF HYDROCARBON PROVED RESERVES Million BOE 2020 RESERVES BREAKDOWN % EVOLUTION OF HYDROCARBON PROVED RESERVES Million BOE Crude Oil NGL Natural Gas 01 02 Net decline in reserves revision due the negative impact of lower prices, which exceeded the additions related to the reduction in costs. Proved shale reserves increased by 18 million BOEs in 2020 (+5.3% y/y) despite the decline in prices. Replacement ratio for shale stood at 148%. Total reserves including 2P and 3P grew by 7%, with over 100% in 3P. 03 04

2020 DOMESTIC FUELS SALES KM3 01 02 REFINERY UTILIZATION % / KBBLD 03 RECENT RECOVERY IN DOWSTREAM MARGINS AS DEMAND FURTHER IMPROVED Demand has gradually but steadily improved, after plummeting in April. Preliminary data for 2021 showing further improvement in diesel and a stabilization for gasoline. Adjusted refinery utilization in line with demand. Successful maintenance work finalized in October at the La Plata refinery despite COVID. FUELS BLENDED PRICE US$/BBL -69% y/y -33% y/y -7% y/y -5% y/y 2020: 234 / 73% 2020 Y/Y Gasoline -30% Diesel -11% +13%

EMBARKED IN A COMPANY-WIDE COST CUTTING PLAN, ALREADY HARVESTING ENCOURAGING RESULTS EVOLUTION OF NORMALIZED OPEX(1) In Million of US$ -24% -24% (1) Normalized opex mainly excludes charges related to the VRP, stand-by cost, Decree 1053, and the Termination Fee of the Exmar contract. REVIEWING CONTRACTS WITH VENDORS VOLUNTARY RETIREMENT PROGRAM YPF´s non-unionized workforce reduced by 13%. Generating annual savings of over US$50 million. Already renegotiated close to 90% of the contracts. Average cost per well down 17% on aggregate for 4Q20 and normalized OPEX down by 24%, excluding any additional impact from contracts under review and further efficiency gains. Flexibilized working conditions with unions and added KPIs to adapt to the new normal. OIL CORE HUB DEVELOPMENT COST US$/BOE

CONTINUED ACTIVELY MANAGING OUR LIQUIDITY TO MITIGATE FX RISK CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (1) In Million of US$ Cash and equivalents at the end of 2019 converted to US$ using the December 31, 2019 exchange rate of AR$59.79 to US$1.00. Cash and equivalents at the end of 2020 converted to US$ using the December 31, 2020 exchange rate of AR$84.05 to US$1.00. Cash & equivalents include Argentine sovereign bonds and Treasury notes. Investing activities only includes Acquisitions of property, plant and equipment and intangible assets. Other mainly includes payment of leasing, the 11% stake sold in Bandurria Sur, FX differences and net payments for financial assets. Includes cash position in dollars, Sovereign bonds, FX futures in ROFEX, and peso-denominated debt. Reduced cash position to mitigate currency exposure and high cost of carry in Pesos. 73% is dollarized or hedged(4). Used excess cash to continue reducing our indebtedness as another way to mitigate FX risk. Most of our liquidity is in Pesos pursuant to Communication “A” 7030 from the Central Bank enacted in May.

SUCCESFUL LIABILITY MANAGEMENT EXERCISES PROVIDING SHORT-TERM FINANCIAL RELIEF

YPF

CASH-FLOW SAVINGS FROM LIABILITY MANAGEMENT EXERCISES

In Million of US$



Savings 1st LM
Savings 2nd LM
Cumulative Savings
755
902
702
563
590
250
180
-75
-32
-194
147
27
-200
-139
-341
-70
-254
-106
-300
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030+

PRO-FORMA PRINCIPAL DEBT AMORTIZATION SCHEDULE(1)

In Million of US$



New Int'l Bonds
Old Int'l Bonds
Local Bonds
Local Trade Fin.
Local Bank Loans
Foreign Bank Loans
Foreign Trade Fin.
1,332
319
687
705
713
1,417
277
1,035
228
503
1,104
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030+

01 Completed a market friendly liability management exercise – in July 2020 – on the US$1 billion March 2021 notes reaching an acceptance level of 58.7%.

02 Based on Central Bank's Communication 'A' 7106, a new refinancing on the March 2021 notes was launched in January 2021, together with a voluntary exchange offer for the rest of our international bonds.

03 Reached a global participation rate close to 32% (59.9% for the remaining March 2021 notes). As a result, we issued US$776mn of new Secured 2026 Notes, US$748mn of New 2029 Notes, and US$576mn of New 2033 Notes.

04 Cash-flow savings related to the latest exchange close to US$600mn for 2021-22 (including principal and interest).

05 Net leverage ratio at 4.9x (or 3.7x for covenants) on reduced EBITDA.

(1) As of December 31, 2020, converted to US$ using the exchange rate of AR$84.05 to US$1.00. Excludes IFRS 16 effects. Pro-forma debt includes the results of the exchange offers announced on February 11, 2021.



16

YPF

2021 OUTLOOK

01 Profitability to recover as demand further normalizes, OPEX efficiencies are consolidated, and active pricing policy at the pump continues.

02 Given efficiency gains, each dollar invested is expected to be more powerful, allowing us to revert O&G production decline with a lower than historical capex, though higher than in 2020.

03 Net new financing shall be needed to fund our target capex program. Sales of non-strategic assets and working capital initiatives are also expected to contribute.

04 O&G production to show the effects of DUC wells connections and the increased activity during the 2H21, resulting in overall stable total production for 2021 vs. 2020.

2021 GUIDANCE

CAPEX (in Bn)

TOTAL US$2.7	UPSTREAM US$2.1	Uncon. US$1.3 Conven. US$0.8 Oil US$1.5 Gas US$0.6	DOWNSTREAM US$0.4	OTHER US$0.2

OUTPUT

		1H21	2H21
CRUDE OIL	208 KBBL/D	206 KBBL/D	210 KBBL/D
NATURAL GAS	35 MM^3/D	33 MM^3/D	37 MM^3/D

17

FOCUSING SHALE OIL ACTIVITY ON OUR CORE HUB

YPF

BANDURRIA SUR
LA AMARGA CHICA
LOMA CAMPANA


Crude Oil

12,055 Km²(1) – Net YPF 4,837 Km² (2)

(1) Total VM Acreage
(2) Net operated by YPF = 4,175 Km².



NEW WELLS IN 2021E	NET PRODUCTION Dec-2021E	NET CAPEX 2021E
~90	**~50** KBBL/D	**~US$500** MN


HUB CORE OIL
KBBL/D
Crude Oil 2020 & Older
Crude Oil 2021
60
50
40
30
20
10
0
Dec. 2020 to Dec. 2021
+60% y/y
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21

18

NEW PLAN GAS IMPROVES MID-TERM VISIBILITY AND PROFITABILITY PROFILE OF PROJECTS Wet / Dry Gas 10,505 Km2 – Net YPF 2,337 Km2 (1) NET CAPEX 2021-2024 ~US$1.5 BN PRINCIPAL BLOCKS ASSOCIATED WITH PLAN GAS Aguada de la Arena Aguada Pichana Este Aguada Pichana Oeste La Calera La Ribera I Rincón del Mangrullo Río Neuquén Km2 111 761 605 230 22 182 398 # of Wells PG 36 32 38 81 3 31 36 Operator YPF Total PAE Pluspetrol YPF YPF YPF Stake 100% 22.5% 30% 50% 100% 100% (VM) 33.3% Resource Shale Shale Shale Shale Shale Shale Tight Dry Gas Wet Gas NET CAPEX 2021 ~US$500 MN AGUADA DE LA ARENA AGUADA PICHANA ESTE AGUADA PICHANA OESTE LA CALERA LA RIBERA I RINCÓN DEL MANGRULLO RÍO NEUQUÉN Tight Total VM Acreage Net operated by YPF = 1,373 Km2.

QUESTIONS FY 2020 and 4th QUARTER 2020 EARNINGS WEBCAST AND ANSWERS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 4, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer